Exhibit 4.16
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
The following is a brief description of the common stock (“Common Stock”) of Kennedy-Wilson Holdings, Inc. (the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of the Company’s Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law (“DGCL”), and the full text of the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), and the Company’s amended and restated bylaws (“bylaws”), copies of which are incorporated by reference to this Annual Report on Form 10-K.
General
The Company’s Certificate of Incorporation authorizes the issuance of 200,000,000 shares of common stock, par value $0.0001. The principal stock exchange on which the Company’s Common Stock is listed is the New York Stock Exchange under the symbol “KW.” All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.
Common Stock
Voting Rights. Holders of Common Stock have exclusive voting rights for the election of the Company’s directors and all other matters requiring stockholder action, except with respect to amendments to the Company’s Certificate of Incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.
Dividend Rights. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the Common Stock will be subject to (i) the prior payment of dividends on any outstanding shares of preferred stock, and (ii) compliance with any applicable limitation in the Company’s debt agreements.
Right to Receive Liquidation Distributions. In the event of the liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.
No Preemptive or Similar Rights. Holders of Common Stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock.

Series A Preferred Stock
Certain provisions of the Company’s 5.75% Series A cumulative perpetual convertible preferred stock (the “Series A Preferred Stock”) qualify the rights of holders of the Company’s Common Stock. Subject to certain limited restrictions, holders of the Series A Preferred Stock have the right to vote, on an as-converted basis, together with holders of the outstanding shares of the Company’s Common Stock as a single class, on any and all matters requiring the vote of the Company’s common stockholders under applicable law and on all other matters put before holders of the Company’s Common Stock for a vote. In addition, if full dividends on all outstanding shares of Series A Preferred Stock (and all other securities ranking on parity with the Series A Preferred Stock) for all prior completed dividend periods have not been paid (or declared and a sum sufficient for the payment thereof set aside), then, subject to certain exceptions, the Company may not (i) declare or pay, or set aside for payment, any dividend or other distribution on the Company’s Common Stock; or (ii) purchase or otherwise acquire for consideration any shares of the Company’s Common Stock. In the event that the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series A Preferred Stock will be entitled to receive liquidating distributions in an amount equal to $1,000 per share of Series A Preferred Stock, plus all accrued and unpaid dividends to, and including, the date of such liquidation, out of assets legally available for distribution to the Company’s stockholders, before any distribution of assets can be made to the holders of the Company’s Common Stock or the Company’s other securities that rank junior to the Series A Preferred Stock.
Transfer Agent
The transfer agent and registrar for the Company’s Common Stock is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-4000.
Board of Directors
The Company’s board of directors is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year. In the case of an election of directors, where a quorum is present, a majority of the votes case will be required to elect each director in an uncontested election, but a plurality of the votes cast will be sufficient to elect a director in a contested election. There is no cumulative voting with respect to the election of directors.
Exclusive Forum Provision
The Company’s bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by the law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s current or former directors, officers, other employees or the Company’s stockholders to the Company or the Company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Laws, the Company’s Certificate of Incorporation or bylaws or to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine.

The Company does not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or any other claim for which the federal courts have exclusive jurisdiction. The Company also notes that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company notes that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.